UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number: 1-10119

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐        No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Teletext Clarification Announcement dated January 4, 2007 in relation to the increase in trading volume of shares of PCCW Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: January 10, 2007	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the increase in the trading volume of the shares of the Company this morning, and wish to state that the Company is not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, or any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of directors of which, except Sir David Ford who cannot be contacted prior to the release of this statement, individually and jointly accept the full responsibility for the accuracy of this statement.

As at the date hereof, Mr Li Tzar Kai, Richard (Chairman), Mr So Chak Kwong, Jack (Deputy Chairman and Group Managing Director), Mr Peter Anthony Allen, Mr Alexander Anthony Arena, Mr Chung Cho Yee, Mico, Mr Lee Chi Hong, Robert and Dr Fan Xingcha are the executive directors of the Company; Sir David Ford, KBE, LVO, Mr Zhang Chunjiang and Dr Tian Suning (Deputy Chairman) are the non-executive directors of the Company and Prof Chang Hsin-kang, Dr Fung Kwok King, Victor, Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP, Sir Roger Lobo, CBE, LLD, JP, Mr Aman Mehta and The Hon Raymond George Hardenbergh Seitz are the independent non-executive directors of the Company.

By order of the Board
Hubert Chak
Company Secretary

Hong Kong, January 4, 2007

PCCW Limited www.pccw.com
39/F PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong	Tel + 852 2888 8888 Fax + 852 2962 5725